UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

As previously disclosed, Meiwu Technology Company Limited (the “Company”) issued three convertible notes (the “Notes”) to three unaffiliated investors (the “Investors”) on June 4, 2024, pursuant to a certain note purchase agreement, dated May 17, 2024. The aggregate principal amount of the three Notes is $1,100,000. The Notes will mature in eighteen (18) months following the issuance date.

On December 27, 2024, the Company has prepaid all the outstanding amount under the Notes in full to the Investors and received a payoff letter to confirm that the Investors, collectively, received an aggregate of $1,392,966.66 for all of the outstanding principal amount, the accrued interests and the pre-payment premium under the three Notes, and that all the Notes have been paid in full. The Company’s obligations and covenants under the note purchase agreement and the Notes were satisfied or otherwise terminated accordingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Changbin Xia
Changbin Xia
Chairman

Date: January 3, 2025